SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into this ____[EFFECTIVE DATE]____ (the "Effective Date") by and between Sunn Musical Equipment Corp, located at 911 Lakeville St #353, Petaluma, California 94952-5281 (the "Company") and _____[ENTITY NAME]_____ the "Subscriber").

RECITALS

WHEREAS the Subscriber wishes to subscribe for ____$[AMOUNT]_____ shares (the "Shares") of the capital stock of Sunn Musical Equipment Corp at the subscription price of $10.00 per share.

WHEREAS the Subscriber hereby acknowledges that the Company is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws.

WHEREAS it is the intention of the parties to the Agreement that this subscription will be made pursuant to appropriate exemptions (the "Exemption") from the registration and prospectus or equivalent requirements of all rules, policies, notices, orders, and legislation of any kind (collectively the "Securities Rules") of all jurisdictions applicable to this subscription;

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Company and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Subscriber agree as follows:

I.   REPRESENTATIONS AND WARRANTIES

The Subscriber represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable Securities Rules, that:

i.   The Subscriber is aware of the degree of risk associated with the purchase of the Shares of the Company;

ii.   The Subscriber is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iii.   The Subscriber has the financial means to meet all of the obligations contemplated herein;

iv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

v.   The Subscriber hereby confirms that he/she has reviewed or had the opportunity to review, all documents, records, and books pertaining to the investment in the Company;

vi.   The Subscriber is at least eighteen (18) years of age;

vii.   The Subscriber has determined that the purchase of the Shares is a suitable investment;

vii.   The Shares for which the Subscriber hereby subscribes are being acquired solely for the Subscriber's own account, for investment purposes; and the Subscriber agrees that he/she will not sell or otherwise transfer the Shares unless the Shares are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, and exemption from the registration requirements of the Act and such law is available;

ix.   The Subscriber has been advised to consult with the Subscriber's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Subscriber deems necessary.

II.   INDEMNIFICATION

The Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

III.   REVOCATION OF OFFER

The Subscriber agrees that the Company may cancel, terminate, or revoke the offer to subscribe for shares or any agreement hereunder for a period of 60 days. After 60 days the Agreement will be deemed null and void.

IV.   SHARE CERTIFICATES

i.   The certificates representing the Shares shall unless otherwise permitted by the provisions of Articles (ii) and (iii) in this Section, contain a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE

SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE
SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH
REGISTRATION OR UNLESS THE COMPANY RECEIVES
AN OPINION OF COUNSEL OR OTHER EVIDENCE
REASONABLY ACCEPTABLE TO IT STATING THAT SUCH
SALE OR TRANSFER IS EXEMPT FROM THE
REGISTRATION AND PROSPECTUS DELIVERY
REQUIREMENTS OF SAID ACT"

ii.   The Subscriber hereby agrees to comply in all respects with the provisions of this Section. Prior to any proposed sale, assignment, transfer or pledge of any Shares, the Subscriber agrees that it shall provide written notice to the Company of the Subscriber's intent of such transfer, sale, assignment, or pledge.

iii.   Each notice shall provide detail of the circumstances of the proposed transfer, sale, assignment, or pledge, and shall be accompanied, at the Subscriber's expense, by evidence that is satisfactory to the Company, to the effect that the proposed transfer of the Shares may be effected without registration under the Act or applicable state securities law.

V.   MISCELLANEOUS

i.   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at its registered head office address and to the undersigned set forth on the signature page hereof.

ii.   This Agreement shall be governed by and construed in accordance with the laws of the State of California and, to the extent it involves any United States statute, in accordance with the laws of the United States.

iii.   This Agreement constitutes the entire agreement between the Company and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties, or agreements, whether oral or written.

(Signature Page as Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Sunn Musical Equipment Corp.

By: __*Founder Signature*__

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

By: _____

SUBSCRIBER:

[ENTITY_NAME]

By: __*Investor Signature*__

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein. Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited